KeyBanc Capital Markets Inc.

127 Public Square, 6th Floor

Cleveland, Ohio 44114

June 18, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kona Grill, Inc.

Registration Statement on Form S-3

Registration File No. 333-196039

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representative of the several Underwriters, wish to advise you that approximately 900 copies of the Preliminary Prospectus dated June 13, 2014 will be distributed during the period June 16, 2014 through 9:30 a.m., Eastern time, June 20, 2014 to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Kona Grill, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 9:30 a.m. Eastern time on June 20, 2014, or as soon thereafter as practicable.

[Signature Page to Follow.]

Very truly yours,

KeyBanc Capital Markets Inc.
Acting severally on behalf of themselves and the several Underwriters

By:	/s/ Mason Wynocker
	Name:	Mason Wynocker
	Title:	Managing Director